UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

RIVER CAPITAL GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

768035 10 7

(CUSIP Number)

Fay M. Matsukage, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), §§240.13d-1(f) or §§240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 768035 10 7	Page 2 of 4

SCHEDULE 13D

1	NAME OF REPORTING PERSONS SCOTT LINES I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Great Britain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,204,463
	8	SHARED VOTING POWER 644,625
	9	SOLE DISPOSITIVE POWER 1,204,463
	10	SHARED DISPOSITIVE POWER 644,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,849,088
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON* IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7	2 OF 4

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 768035 10 7	Page 3 of 4

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock of River Capital Group, Inc. (“RCGI”), par value $0.001. The address of the principal executive office of RCGI is Suite 312, 7 Reid Street, Hamilton, Bermuda HM11

Item 2.	Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Scott Lines, whose address is 27 Reid Street, Hamilton, Bermuda.

Scott Lines is principally employed as the Managing Director of LOM (Holdings) Ltd., 27 Reid Street, Hamilton, Bermuda.

During the last five years, Scott Lines has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Scott Lines is a citizen of Great Britain.

Item 3.	Source and Amount of Funds or Other Consideration.

Scott Lines and another individual purchased 644,625 shares from May 1999 to June 2000 for cash through private placements indirectly through various entities. These shares are now held of record by Largo Flight Limited.

Effective May 31, 2000, RCGI discontinued its operations and K2 Ventures Ltd. entered into an Escrow Agreement to effect the purchase of 2,808,925 shares from members of the former management of RCGI. K2 Ventures Ltd. acquired the shares in consideration for the assumption of liabilities totaling approximately $89,000. The Escrow Agreement was consummated on February 5, 2002. Scott Lines has the sole right to vote and dispose of 1,404,463 of these shares.

On September 12, 2003, 1,404,463 shares issued to K2 Ventures were transferred to Kashmir Overseas Holdings, Ltd., an entity controlled by Scott Lines.

Item 4.	Purpose of Transaction.

Mr. Lines is not an officer of director of RCGI. He presently has no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. However, Mr. Lines will continue to evaluate his options, however, and may form such a plan or proposal in the future.

Item 5.	Interest in Securities of the Issuer.

(a)

As of June 6, 2007, Kashmir Overseas Holdings, Ltd. owned of record 1,204,463 shares of RCGI’s common stock and Largo Flight Limited owned of record 644,625 shares. Accordingly, at May 1, 2007, Scott Lines beneficially owned 1,849,088 shares, which represented 4.8% of the class.

(b)	As of June 6, 2007, Scott Lines had the sole power to vote and dispose of 1,204,463 shares and shared the power to vote and dispose of 644,625 shares.

(c)

During the sixty-day period preceding the filing of this Schedule 13D, Scott Lines did not have any transactions in RCGI common stock, except for a sale of 200,000 shares at $0.2257 per share sold through the OTC bulletin board market.

CUSIP No. 768035 10 7	Page 4 of 4

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Scott Lines.

(e)	As the result of the sale described in Item 5(c) above, Scott Lines is no longer beneficial owner of more than five percent of the outstanding common stock of RCGI.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7th, 2007	/s/ Scott Lines Scott Lines